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                                                                      EXHIBIT 12


Computation of ratio of earnings to fixed charges


                                                       Six Months Ended                Year Ended
                                                         June 30, 1998              December 31,1997
Earnings
     Gain/(loss) from continuing operations              $(3,858,110)                  $11,791,518
Add:
     Fixed charges                                         7,929,687                            --
                                                         -----------                   -----------
Earnings for computation purposes                          4,071,577                    11,791,518
(Deficiency) of earnings available to
  cover fixed charges                                    $(3,858,110)                           --
                                                         -----------                   -----------